16006043

SION

SEC Mail Processing Section

MAR 10 2016

Washington DC 409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ceros Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Research Blvd, Suite 530
(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine Ayers-Rigsby 866-842-3356
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Bell, CPAs
(Name – *if individual, state last, first, middle name*)

201 International Circle, Ste 400	Hunt Valley	MD	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine Ayers-Rigsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ceros Financial Services, Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President + CEO

Title

Notary Public

ANGELA HOLLAND
Notary Public
Howard County
Maryland
My Commission Expires January 17, 2017

ANGELA HOLLAND NOTARY PUBLIC HOWARD COUNTY MARYLAND

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFTC FORM 1FR-IB (Part A) 0005 OMB No. 3038-0024

Name of Company:		Employer ID No:		NFA ID No:	
Ceros Financial Services, Inc	0010	04-3249931	0020	265273	0030

Address of Principal Place of Business:		Person to Contact Concerning this Report			
1445 Research Blvd, Ste 530		R Michael Fox		240-223-1967	0040
Rockville, MD 20850				Telephone No:	
	0050				0060

1. Report for the period beginning:	1/1/2015	0070
and Ending:	12/31/2015	0080

2. Type of Report

- ● Certified
- ○ Regular quarterly/semiannual
- ○ Special call by:
- ○ Other – Identify:

0090

3. Check whether

- ◉ Initial Filing
- ○ Amended Filing

0095

4. Name of IB's Designated Self-Regulatoy Organization:

National Futures Association 0100

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
Advisors Preferred, LLC	0110	100.00%	0120	Investment Advisor	0130
AtCap Partners, LLC	0140	100.00%	0150	Investment Advisor	0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

Digitally Signed by:

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentonial misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001)

Signed this 29th day of February, 19 2016

Manual Signature [signature]

Type or Print Name

Catherine Ayers-Rigsby

- ◉ Chief Executive Officer
- ○ Chief Financial Officer
- ○ General Partner
- ○ Sole Proprietor
- ○ Corporate Title:

Authority: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a and 21)

Ceros Financial Services, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended

December 31, 2015

Consolidated Financial Statement and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission Section 1.17 of the Regulations Under the Commodity Exchange Act
For the Year Ended December 31,2015

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2015

CONTENTS

ARTHUR BELL CPAs
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley, Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Ceros Financial Services, Inc.

We have audited the accompanying consolidated statement of financial condition of Ceros Financial Services, Inc. and Subsidiaries (the Company), as of December 31, 2015, and the consolidated related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 10 through 13 have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information, including its form and content, is presented in conformity with 17 C.F.R § 240.17a-5 and/or the rules of the National Futures Association, as applicable. In our opinion, the supplementary information on pages 10 through 13 is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 29, 2016

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and Cash Equivalents	$ 842,637
Securities Owned	319
Receivable from Clearing Firms	35,333
Deposit with Clearing Firms	505,000
Accounts Receivable	634,554
Accounts Receivable-Related Parties	32,066
Prepaid Expenses and Deposits	123,180
Property and Equipment – Net	110,071
Total Assets	$ 2,283,160

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES

Accounts Payable to Related Parties	$ 21,276
Accounts Payable and Accrued Expenses	1,076,393
Total Liabilities	1,097,669

STOCKHOLDERS' EQUITY

Common Stock	$ 1,150,000
Additional Paid in Capital	55,843
Preferred Stock	350,000
Retained Earnings	(370,352)
Total Stockholders' Equity	1,185,491
Total Liabilities and Stockholders' Equity	$ 2,283,160

See accompanying notes

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commissions	$ 1,948,960
Investment Advisory Fees	6,074,835
MAS Fees	471,276
Sale of Investment Company Shares	3,169,182
Other Advisory Income and Reimbursements	98,685
Interest and Dividends	29,125
Other Income	218,882
Total Revenue	12,010,945
EXPENSES	
Commissions and Other Compensation	5,672,602
Administrative Salaries	1,566,577
Clearing, Transaction, and Related Costs	3,277,703
Commissions Paid to Affiliate	39,074
Occupancy	111,963
Depreciation	106,604
Professional Fees	418,302
Meals and Entertainment	24,179
Payroll and Other Taxes	90,318
Dues and Subscriptions	62,554
Insurance	98,273
Communications	33,243
Promotional Costs	111,435
Interest Expense	29,683
Quote Services	12,643
Regulatory Fees	416,273
Other Operating Expenses	262,407
Total Expenses	12,333,833
Net (Loss) before Provision for Income Taxes	(322,888)
Provision for Income Taxes	(47,758)
Net (Loss)	$ (275,130)

See accompanying notes

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Paid-In Capital	Preferred Stock	Retained Earnings	Total
Balance 12/31/2014	$ 1,150,000	$ 55,843	$ 250,000	$ (95,222)	$ 1,360,621
Preferred Stock			100,000		100,000
Net (Loss)	0	0	0	(275,130)	(275,130)
Balance 12/31/2015	$ 1,150,000	$ 55,843	$ 350,000	$(370,352)	$ 1,185,491

See accompanying notes

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (Loss)	$ (275,130)
Adjustments to reconcile Net (Loss) to	
Net Cash (Used in) Operating Activities:	
Depreciation	106,604
Change in Assets and Liabilities	
Receivables from Clearing Firms	35,293
Securities Owned	(294)
Accounts Receivable, Other	361,764
Prepaid Expenses	(28,131)
Deposits with Clearing Firms	(299,747)
Accounts Payable and Accrued Expenses	(477,204)
Accounts Payable, Related Parties	16,762
Net Cash (Used in) Operating Activities	(560,083)
CASH FLOWS FROM INVESTING ACTIVITIES	
Additional Purchase of Equipment	(6,640)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Preferred Stock	100,000
Net change in Cash and Cash Equivalents	(466,723)
CASH AND CASH EQUIVALENTS	
Cash at Beginning of the Year	1,309,360
Cash at End of the Year	$ 842,637

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Income Taxes	$ 1,510
Cash Paid for Interest	$ 10,160

See accompanying notes

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

Ceros Financial Services, Inc. (the "Company") is a securities broker-dealer operating on a fully-disclosed basis. The Company is a wholly owned subsidiary of Ceros Holding AG and a registered member of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the National Futures Association and various state securities commissions.

Ceros' primary business operation is facilitating securities transaction execution and related services for registered investment advisors. The various entities consolidated by Ceros Financial Services, Inc. and included in the accompanying consolidated financial statements as well as a description of each entity, are as follows:

Advisors Preferred, LLC is a wholly owned subsidiary of Ceros Financial Services, Inc. established in 2011 to operate a registered investment advisory business, serving investment companies registered under the Investment Company Act of 1940.

ATCap Partners LLC is a wholly owned subsidiary of Ceros Financial Services, Inc. established in 2011 to operate a registered investment advisory business.

Intercompany accounts and transactions have been eliminated in consolidation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification), is the single source of U.S. GAAP.

Revenue Recognition – Advisory fees are received in accordance with the applicable individual contract and as disclosed on the appropriate ADV. Concessions, 12b-1 fees and other trail commissions are received pursuant to routine brokerage contracts and prospectus as applicable.

Advisors Preferred, LLC (APLLC) and AtCap Partners, LLC (AtCap) are SEC Registered Investment Advisor (RIA) subsidiaries of Ceros Financial Services, Inc. They are included in these consolidated financial statements. Revenues are received by APLLC for providing investment management services to 1940 Act Mutual Funds while unaffiliated RIAs are contracted to provide investment decisions for each specific fund. Therefore, the subadvisors collect a significant portion of the management fees as depicted in the expense section. AtCap revenues are much less significant than APLLC and are only received for providing back office and compliance services to private funds. The expenses for AtCap are also included in the expense section.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents

Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly, improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods. Accumulated Depreciation as of December 31, 2015 was approximately $263,114.

Income Taxes - Income tax expense includes federal and state taxes currently payable and, when material, deferred taxes arising from temporary differences between income for financial reporting and tax purposes and also operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with the Codification Topic 740, Income Taxes (ASC 740) which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. In general the prior three years tax returns filed with various taxing agencies are open to examination.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

Translation of Foreign Currencies - Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

NOTE 3 - REGULATORY REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $766,378 which was $712,116 in excess of its required net capital of $54,262. The Company's ratio of aggregate indebtedness to net capital was 10.6 to 1.

NOTE 4 - OTHER REGULATORY REQUIREMENTS
The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers.

NOTE 5- RELATED PARTY TRANSACTIONS
The Company is related, through common ownership and control, to a foreign corporation. The Company has an agreement with this affiliate whereby revenue earned from transactions of the affiliate's clients is paid to the affiliate as an expense. For the year ended December 31, 2015, the Company recorded $39,074 as an expense under this agreement.

NOTE 6 - CAPITAL STRUCTURE
As of December 31, 2015, the Company had 300,000 shares of Class A voting common stock authorized, $10 par value, and 250,000 shares issued and outstanding. The first 150,000 shares were issued at $1, which was par value at the time of issuance. The Company had 10,000 shares of Series A Preferred Stock authorized, no par value, $100 issue price and 3,500 shares issued and outstanding. The first 3,500 shares were issued at $100 per share.

NOTE 7 - PENSION PLAN
The Company has a defined Safe Harbor 401k plan. Matching contributions are made to individual accounts of eligible employees based on the percentages contributed by each employee. Employees meeting certain age and service requirements participate in the plan. The company matched $5,663.07 for the year ended December 31, 2015.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK
At various times during the year cash and cash equivalents consisted of cash on deposit with banks and a clearing firm which were in excess of insured limits and money market mutual funds which are not insured. As of December 31, 2015, the Company had no money in a money market mutual fund which is not insured. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

NOTE 9 – INCOME TAXES

There was no provision for income taxes at December 31, 2015 because of the net operating loss of $265,764. This loss will be available to be applied to future years. There was no deferred tax asset or liability recorded because of a net operating loss throughout 2015.

The principal temporary difference between income before taxes for financial reporting purposes and for income tax purposes relates to differences in depreciation methods and net operating loss carryovers.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company has entered into a seven year lease for office space. Minimum lease payments required under this lease are as follows:

2016	116,981
2017	120,490
Total	$ 237,471

The Company maintains an expense agreement with Spectrum Financial, Inc. to allocate for employee time and space as appropriate for joint employees in the amount of $13,500 monthly.

NOTE 11 - ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2015 was $111,435.

SUPPLEMENTARY INFORMATION

CEROS FINANCIAL SERVICES, INC.
AT DECEMBER 31, 2015

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity from Statement of Financial Condition	$ 1,185,491
Deductions and/or Changes:	
Non-Allowable Assets from Statement of Financial Condition	
Receivable from Clearing	5,850
Accounts Receivable	118,883
Prepaid Expenses and Deposits	123,180
Receivable from Affiliates	32,066
Property and Equipment	110,072
Net Assets of Subsidiary	28,937
	418,988
Net Capital before Haircuts	766,503
Haircuts on Securities	125
Net Capital	$ 766,378

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$ 54,262
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 54,262
Excess Net Capital	$ 712,116
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 684,985

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$ 813,932
Percentage of Aggregate Indebtedness to Net Capital	106.20%

CEROS FINANCIAL SERVICES, INC.
AT DECEMBER 31, 2015

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)

The differences in the computation of net capital in this report and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of December 31, 2015, are not material.

The Company's consolidated subsidiaries had total equity of $45,493 and total assets of $436,143 at December 31, 2015. The accounts of the subsidiaries are not included in the Company's net capital computation.

NFA

Ceros Financial Services, Inc
E.I.N. 04-3249931
NFA ID #: 0265273

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions See notes below	1 Minimum Capital Requirement	2 Equity Withdrawal Restriction	3 Suspended Repayment Restriction
A Minimum dollar amount	$54,262	$65,114	$65,114
B Calculation based on branch offices Number of branch offices = 1	x $6,000 = $6,000	x $7,200 = $7,200	x $7,200 = $7,200
C Calculation based on associated persons Number of associated persons = 3	x $3,000 = $9,000	x $3,600 = $10,800	x $3,600 = $10,800
D Securities broker/dealers per SEC 15c3-1	$50,000	$65,114	$65,114
Enter the greatest of A - D	$54,262	$65,114	$65,114
		+ Subordinated debt maturing in next 6 mos. 0	+ Subordinated debt maturing in next 6 mos. 0
		+ Expected capital withdrawals in next 6 mos.	
		Total $65,114	Total $65,114

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.
2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio
Equity capital must be at least 30% of the required total shown here.

		Ownership equity	$1,185,491
Ownership equity	$1,185,491	+ Total subordinated debt	0
+ Qualifying subordinated debt	+ 0	- Excess net capital	712,116
= Equity Capital	= $1,185,491	= Required total	$473,375

Equity Capital / Required Total 250.43%

(continued)

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable Amount	Collateral Description	Collateral Market Value	Collateral Charge*	Collateral Net	Non-current Receivable
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance Amount	Collateral Description	Collateral Market Value	Collateral Charge	Collateral Net	Capital Charge
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable

5%-Inventory hedged but not registered as deliverable

10%-Hedged fixed price commitments & forward contracts

20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.

The charge is 150% of the exchange maintenance margin.

No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

CEROS

FINANCIAL SERVICES, INC.

EXEMPTION REPORT

December 31, 2015

To the best of our knowledge and belief, Ceros Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of the Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii). The company met the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 from the period January 1, 2015 through December 31, 2015 without exception.

Very truly yours,

Catherine Ayers-Rigsby
Chief Executive Officer

CEROS FINANCIAL SERVICES INC.
1445 Research Blvd • Suite 530 • Rockville, MD 20850
Phone: 866.842.3356 • Fax: 301.424.3817 • www.cerosfs.com
Member FINRA/SIPC/NFA

ARTHUR BELL CPAs
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Ceros Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ceros Financial Services, Inc. (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in the paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 29, 2016

ARTHUR BELL CPAs
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley, Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholders
Ceros Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements of Ceros Financial Services, Inc. and Subsidiaries (the Company) as of and for the year ended December 31, 2015, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding firm assets that are considered to be material weaknesses, as defined above.

Ceros Financial Services, Inc.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the board of directors, shareholders, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in its regulation of introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 29, 2016

ARTHUR BELL CPAs
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley, Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Ceros Financial Services, Inc.
1445 Research Blvd, Suite 530
Rockville, MD 20850

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Ceros Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with entries in the Company's general ledger noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the entries in the Company's general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 29, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047955 FINRA DEC
Ceros Financial Services, Inc
1445 Research Blvd., Ste 530
Rockville, MD 2850-6197

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 4,696.18
B. Less payment made with SIPC-6 filed (exclude interest) 7/25 and 2/26 Date Paid		(3,826.10)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		870.08
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 870.08	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ceros Financial Services, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of February, 20 16.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/15
and ending 12/31/15

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$12,010,945
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,459,017
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	610,008
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	33,464
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $29,982	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $11,249	
Enter the greater of line (i) or (ii)	29,982
Total deductions	10,132,471
2d. SIPC Net Operating Revenues	$1,878,474
2e. General Assessment @ .0025	$4,696.18
	(to page 1, line 2.A.)